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                                                                    Exhibit 99.1

Contacts:
Lawrence H.N. Kinet
Chairman and CEO
Aksys, Ltd.
(847) 229-2222


For Immediate Release
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                 AKSYS NAMES BRUCE DOBSCH SENIOR VICE PRESIDENT
                          OF RESEARCH AND DEVELOPMENT

Lincolnshire, IL, October 12, 1998 - Aksys, Ltd. (NASDAQ: AKSY) today announced the appointment of Bruce Dobsch, an experienced executive from DuPont and Dade Behring, as Senior Vice President of Research and Development.

During his 28 years with DuPont and Dade Behring, Mr. Dobsch held positions of increasing responsibility within the company's R&D organization. Most recently as Vice President, Research and Development of Dade Behring's Chemistry and Engineering Skill Center, Mr. Dobsch led a staff of several hundred people and had responsibility for all North American engineering and worldwide chemistry development activities. He directed the effort to bring the company's Dimension chemistry analyzer from concept to a major revenue producer for Dade Behring. Previously, while Director of Research and Development, Mr. Dobsch streamlined the R&D function as he increased productivity and was a member of the business leadership committee for DuPont Diagnostics.

Lawrence H.N. Kinet, Chairman and CEO, stated "Bruce Dobsch has successfully taken complex medical diagnostic equipment from concept to full commercialization. He led the development of sophisticated diagnostic Systems with on-board software and related disposable products through the 510(k) approval process at the Food and Drug Administration. His experience with DuPont and Dade Behring has direct application to our product development efforts at Aksys. His proven technical skills and multi-disciplinary leadership experience will be helpful to us as we prepare for the clinical evaluation and worldwide commercialization of the Aksys PHD(TM) Personal Hemodialysis System."

Kinet concluded, "Bruce's experience will be invaluable in managing the final system integration phases of the PHD System, one of the remaining development tasks to be completed prior to our filing with the FDA. We are on track for the IDE submission, which we currently expect to occur mid- fourth quarter of this year."
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Aksys, Ltd. is developing hemodialysis products and services for patients suffering from kidney failure. The Company's lead product in development, the PHD(TM) System, is a next generation hemodialysis system designed to improve clinical outcomes of patients and reduce mortality, morbidity and the associated high cost of patient care. Further information is available on Aksys' website: www.aksys.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties. The Company's actual results could differ materially from the results identified or implied in any forward-looking statement and these statements are based on the Company's views as of the date they are made with respect to future events. Factors that could cause such a difference include, but are not limited to, risks related to the failure to meet development and manufacturing milestones on a timely basis, changes in GMP requirements, changing market conditions, risks related to the regulatory approval process, whether and when the Company will obtain clearance from the FDA of a 510(K) pre-market notification and what additional clinical and other data the Company might have to obtain in connection with seeking such clearance, and risks associated with the timing and scope related to the commencement of clinical trials based on an approved Investigational Device Exemption (IDE), a prerequisite for the commencement of such trials.

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